Resignation of Oppenheim and Ostrick, CPAs

OPPENHEIM AND OSTRICK, CPAs 4256 Overland Drive Culver City, CA 90230 Telephone 310/839-3930
Fax 310/839-3776



April 20, 2001

Houston Operating Company
1145 Rockland Drive
Littleton, CO 80127

Dear Mr. Nelson:

We are advising you as follows:

1. Oppenheim and Ostrick, CPAs resigned as auditor effective April 16, 2001, at the request of Houston Operating Company.

2. In connection with the audit of the most recent fiscal year, no disagreement(s) exist with any former accountant on any matter of accounting, principles, or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

The audit report by Oppenheim and Ostrick, CPAs for the year ended December 31, 2000, contained an opinion which included a paragraph discussing uncertainties related to continuation of the Registrant as a going concern. Otherwise, the audit report by Oppenheim and Ostrick, CPAs for the year ended December 31, 2000, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

I trust this letter will fulfill your requirements.

Sincerely,


/s/ Oppenheim and Ostrick
Oppenheim and Ostrick, CPAs